Uncommon Investment Funds Trust

Second Floor, Mail V6

75 Virginia Road

North White Plains, NY 10603

VIA EDGAR

April 29, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:   Uncommon Investment Funds Trust

Securities Act File No. 333-252489

Investment Company Act File No. 811-23464

Request to Withdraw Post-Effective Amendment to Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Uncommon Investment Funds Trust (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 2 under the 1933 Act and Amendment No. 5 under the Investment Company Act of 1940 to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment was filed electronically with the Securities and Exchange Commission on March 17, 2022 (Accession No.0001580642-22-001573) to reflect a change in investment advisers to the constituent series of the Trust and the addition of a sub-investment adviser one of the series.

The Amendment is being withdrawn because the proposed transaction that would result in such changes had not closed as scheduled. The Amendment has not yet become effective and the Trust confirms that no securities were sold in connection with the Amendment. Based upon the foregoing, the Trust respectfully submits that such withdrawal would be consistent with the public interest and the protection of investors, and respectfully requests that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Your assistance in this matter is greatly appreciated. Should you have any comments or questions, please do not hesitate to contact me at (212) 397-2524.

Sincerely,

/s/ Thaddeus Leszczynski

Thaddeus Leszczynski

Secretary

Uncommon Investment Funds Trust